Exhibit 8.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation	Percentage Ownership (Direct Parent)
3e Network Technology Holdings Limited	British Virgin Islands	100%
3e Network Technology Company Limited	Hong Kong	100%
Guangzhou 3e Network Technology Company Limited	Guangzhou, Guangdong Province, PRC	40%
Maskmeta Limited	Hong Kong	100%